PE 12/18/2013

14005211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NO ACT

Received SEC
JAN 17 2014
Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2014

Robert T. Plesnarski
O'Melveny & Myers LLP
rplesnarski@omm.com

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 1-17-14

Re: Ryder System, Inc.
Incoming letter dated December 18, 2013

Dear Mr. Plesnarski:

This is in response to your letter dated December 18, 2013 concerning the shareholder proposal submitted to Ryder by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

January 17, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Ryder System, Inc.
Incoming letter dated December 18, 2013

The proposal relates to simple majority voting.

There appears to be some basis for your view that Ryder may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Ryder's request, documentary support evidencing that he satisfied the minimum ownership requirement as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Ryder omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Ryder relies.

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

O

O'MELVENY & MYERS LLP

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1934 Act/Rule 14a-8

December 18, 2013

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Ryder System, Inc.
Shareholder Proposal of John Chevedden
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client Ryder System, Inc., a Florida corporation (the "*Company*"), which requests confirmation that the staff (the "*Staff*") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "*Commission*") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the "*Exchange Act*"), the Company omits the enclosed shareholder proposal and supporting statement (the "*Proposal*") submitted by John Chevedden (the "*Proponent*") from the Company's proxy materials for its 2014 Annual Meeting of Shareholders (the "*2014 Proxy Materials*").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

A copy of the Proposal and other correspondence regarding the Proposal are attached hereto as Exhibit A.

† In association with Tumbuan & Partners

Pursuant to the guidance provided in Section F of Staff Legal Bulletin No. 14F (October 18, 2011), we ask that the Staff provide its response to this request to Robert Plesnarski, on behalf of the Company, at rplesnarski@omm.com, and to the Proponent at

*** FISMA & OMB Memorandum M-07-16 ***

I. SUMMARY OF THE PROPOSAL AND PROCEDURAL HISTORY

On October 16, 2013, the Company received an email from the Proponent containing the Proposal for inclusion in the Company's 2014 Proxy Materials. The Proposal requests that the board take the steps necessary so that each voting requirement in the Company's Articles of Incorporation and By-laws that calls for a greater than simple majority vote be eliminated and replaced by a majority of the votes cast for and against standard, or a simple majority in compliance with applicable laws. The timeline of correspondence between the Company and the Proponent is as follows:

October 16, 2013	The Proponent submits the Proposal to the Company via email asking that communication be done via email and includes a cover letter identifying himself as a shareholder and the proponent of the Proposal. *See* Exhibit A attached hereto.
October 25, 2013	The Company notifies the Proponent via email of the requirements of Rule 14a-8(b), its view that the Proponent's submission failed to meet the requirements of that paragraph of the rule, and the requirement that this eligibility deficiency be cured within 14 days of receipt of the Company's notice. *See* Exhibit B attached hereto.
November 8, 2013	The 14-day deadline for responding to the Company's notice passes without the Proponent submitting any proof of ownership to the Company.
November 12, 2013	The Proponent submits a letter from Fidelity Investments, dated November 12, 2013, evidencing his ownership of no fewer than 100 shares of the Company's common stock since September 1, 2012. *See* Exhibit C attached hereto.

II. EXCLUSION OF THE PROPOSAL

A. Basis for Exclusion of the Proposal

As discussed more fully below, the Company believes that it may properly omit the Proposal from its 2014 Proxy Materials in reliance on the following paragraphs of Rule 14a-8:

- Rule 14a-8(f), as the Proponent did not provide sufficient proof of ownership of the Company's common stock as of the date the Proposal was submitted, as required by Rule 14a-8(b); and
- Rule 14a-8(i)(9), as the Proposal directly conflicts with one of the Company's own proposals to be submitted to shareholders at the 2014 Annual Meeting.

B. The Proposal May Be Excluded in Reliance on Rule 14a-8(f), as the Proponent Did Not Sufficiently Demonstrate His Eligibility to Submit a Shareholder Proposal Under Rule 14a-8(b) When He Submitted the Proposal and Did Not Provide Timely Proof of Ownership Upon Request After Receiving Proper Notice Under Rule 14a-8(f)(1)

Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." When the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do pursuant to Rule 14a-8(b)(2)(i) by submitting a written statement from the record holder of the securities (usually a bank or a broker) verifying that the shareholder has owned the requisite amount of securities continuously for one year as of the date the shareholder submits the proposal. *See* Staff Legal Bulletin No. 14 (July 13, 2001) at page 12.

Rule 14a-8(f)(1) permits a company to exclude a shareholder proposal from the company's proxy materials if a shareholder proponent fails to comply with the eligibility or procedural requirements under Rule 14a-8, provided that the company has timely notified the proponent of any eligibility or procedural deficiencies and the proponent has failed to correct such deficiencies within 14 days of receipt of such notice.

1. Application of Rules 14a-8(b) and (f) and prior Staff positions to the Proposal

Rule 14a-8(b) requires a shareholder to demonstrate his or her eligibility to submit a proposal for inclusion in a company's proxy materials as of the date the shareholder submits the proposal. Rule 14a-8(f) requires any company that intends to seek exclusion of a proposal on the basis that the shareholder failed to comply with Rule 14a-8(b) to notify the shareholder of the procedural deficiency within 14 days of receipt of the proposal. If the shareholder fails to remedy the deficiency within 14 days of receipt of the notice from the company, the company may omit the proposal in reliance on Rule 14a-8(f).

The Company received the Proposal on October 16, 2013. On October 25, 2013, a date within 14 days from the receipt of the Proposal, the Company gave notice to the Proponent that no proof of ownership was submitted with the Proposal. The Company's notice included:

- A description of the eligibility requirements of Rule 14a-8(b);
- A statement explaining that no proof of ownership had been submitted with the Proposal -- *i.e.*, "You did not include the required proof of ownership when you submitted your proposal";
- An explanation of what the Proponent should do to comply with the rule -- *i.e.*, "Because your name does not appear in the Company's records as a registered shareholder, you must prove your eligibility to submit a proposal by submitting to the Company a written statement by the "record holder" of your securities (usually a broker or bank) verifying that, at the time you submitted the proposal, you continuously held the securities for at least one year";
- A statement calling the Proponent's attention to the 14-day deadline for responding to the Company's notice -- *i.e.*, "[T]he required proof of ownership must be postmarked, or transmitted electronically, no later than 14 days from the date that you receive this notification"; and
- A copy of Rule 14a-8.

When a company has provided sufficient notice to a shareholder of procedural or eligibility deficiencies under Rule 14a-8(f)(1), the Staff has consistently permitted companies to omit shareholder proposals pursuant to paragraphs (b) and (f) of Rule 14a-8 when the Proponent fails to provide evidence of his or her ownership within 14 days from the receipt of such notice. *See Aetna Inc.* (February 20, 2013) (concurring in the exclusion of a shareholder proposal under Rule 14a-8(f) because the proponent responded to the company's request for documentary support of satisfaction of the minimum ownership requirement of Rule 14a-8(b) 25 days after receipt of such request); *and NYSE Euronext* (January 9, 2012) (concurring in the exclusion of a shareholder proposal under Rule 14a-8(f) because the proponent responded to the company's request for documentary support of satisfaction of the minimum ownership requirement of Rule 14a-8(b) 17 days after receipt of such request).

2. Conclusion

The Proposal was received by the Company on October 16, 2013 via email, accompanied by a cover letter that identified the Proponent as a shareholder of the Company, stated the Proponent's intention to meet the continuous ownership requirements of Rule 14a-8 until after the date of the next shareholder meeting, and asked that communication regarding the Proposal be done via email. This correspondence did <u>not</u> include written evidence of the Proponent's continuous ownership of at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the meeting for at least one year as of the date the Proposal was submitted. Within 14 days of receipt of the Proposal, the Company properly gave notice to the Proponent via email that his submission did not satisfy the stock ownership requirements of Rule 14a-8(b). The Proponent did not provide the Company with a written statement demonstrating his continuous ownership of at least $2,000 in market value, or 1%, of the Company's securities until November 12, 2013, a date 18 days after his receipt of the Company's notice.

Based on the foregoing analysis, the Company believes that it may properly omit the Proposal from its 2014 Proxy Materials in reliance on paragraphs (b) and (f) of Rule 14a-8.

C. *The Proposal May Be Excluded in Reliance on Rule 14a 8(i)(9), as it Conflicts with a Company Proposal to be Submitted to the Shareholders at the Same Meeting*

A company may properly exclude a proposal from its proxy materials under Rule 14a-8(i)(9) "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that for a shareholder proposal to directly conflict under Rule 14a-8(i)(9) it need not be "identical in scope or focus" to the company's proposal. Exchange Act Release No. 34-40018 (May 21, 1998). Furthermore, the Staff has stated that where submitting both proposals for a shareholder vote would "present alternative and conflicting decisions" for shareholders with the potential to create "inconsistent and ambiguous results," the shareholder proposal may be excluded under Rule 14a-8(i)(9). *See Harris Corporation* (July 20, 2012) (concurring in the omission of a proposal relating to shareholders' right to call a special meeting pursuant to Rule 14a-8(i)(9) as conflicting with a management proposal on the same topic to be submitted to shareholders).

1. *Background and Management Proposal*

The Company's Restated Articles of Incorporation (the ***"Articles"***) and By-laws, as amended (the ***"By-laws"***), set forth certain "super-majority" voting standards. Presently, the Company's Articles include the following super-majority voting provisions:

- *Removal of Directors* -- Article IV(d) (Removal) provides that directors may be removed, with or without cause, by the affirmative vote of the holders of 75% of shares outstanding;
- *Alteration, Amendment, Repeal or Adoption of By-laws* -- Article VI (By-law Amendments) provides that the following By-law provisions may not be altered, amended or repealed and no provision inconsistent with such provisions shall be adopted without the affirmative vote of the holders of 75% of shares outstanding: Section 4 (Stockholder Action) of Article IV and Sections 1 (Board of Directors) and 2 (Notification of Nominations) of Article V;
- *Business Combinations with Interested Shareholders* -- Article VII (Certain Business Combinations) provides that certain business combinations with interested stockholders must be approved by the affirmative vote of the holders of 75% of shares outstanding; and
- *Alteration, Amendment, Repeal or Adoption of Certain Provisions of the Articles* -- The affirmative vote of the holders of 75% of shares outstanding is required to alter, amend,

repeal or adopt any provision inconsistent with the following provisions of the Articles: Article IV (Board of Directors), Article V (Stockholder Action), Article VI (By-law Amendments) or Article VII (Certain Business Combinations).

Presently, the Company's By-laws include the following super-majority voting provisions:

- *Removal of Directors* -- Article V, Section 1(d) (Removal) provides that directors may be removed, with or without cause, by the affirmative vote of the holders of 75% of shares outstanding; and
- *Alteration, Amendment, Repeal or Adoption of By-laws* -- Article XIII(b) (By-law Amendment – By Action of the Stockholders) provides that the affirmative vote of the holders of 75% of shares outstanding is required for shareholders to alter, amend or repeal the By-laws or adopt other By-laws.

Last year, the Company received a shareholder proposal on the same issue, which was included in the 2013 Proxy Materials. In light of the vote results on that shareholder proposal, on December 9, 2013, the Company's Corporate Governance and Nominating Committee (the ***"Committee"***) reviewed and considered making changes to the super-majority provisions in the Company's Articles and By-laws. The Committee then approved, and recommended that the Company's Board of Directors (the ***"Board"***) approve, management's recommendation to: (1) eliminate all super-majority voting provisions in the Company's Articles and By-laws and replace the provisions with the Company's default voting standard of a majority of the shares outstanding; except that (2) the Company will retain the super-majority voting requirements needed to amend the provisions in the Articles and By-Laws prohibiting shareholder action by written consent; and (3) eliminate the super-majority voting provisions applicable to the approval of business combinations with interested shareholders by deleting the provision on certain business combinations entirely. On December 10, 2013, the Board considered and approved the Committee's recommendations, and authorized management to include a management proposal in the Company's 2014 Proxy Materials to eliminate all of the super-majority provisions in the Company's Articles and By-laws except for the provisions requiring a super-majority vote standard to amend the provisions prohibiting shareholder action by written consent, as described above (together, the ***"Company Proposals"***).

If the Company Proposals are subsequently approved by the Company's shareholders, and the amendments to the Articles are then filed with the Florida Department of State and become effective, the Articles will be amended to replace all super-majority voting standards included in the Articles with a voting standard based on the Company's default voting standard of a majority of the shares outstanding, except for the voting standard required to amend the provisions prohibiting shareholder action by written consent. Additionally, the provision on business combinations with interested shareholders will be deleted entirely. The amendments to the By-laws will become effective concurrently with the effectiveness of the amendments to the Articles and will replace all super-majority voting standards included in the By-laws with a voting standard based on the Company's default voting standard of a majority of the shares outstanding, except for the voting standard required to amend the provision prohibiting shareholder action by written consent.

Therefore, the Proposal and the Company Proposals conflict with regard to the voting standard to replace the Company's existing super-majority provisions. Specifically, the Proposal seeks to have all super-majority provisions replaced with a majority of the votes cast for and against standard, or a simple majority in compliance with applicable laws. In contrast, the Company Proposals seek to replace most of these provisions (as described above) with the Company's default voting standard of a majority of the shares outstanding. As such, a favorable shareholder vote for both the Proposal and the Company Proposals would result in an inconsistent and inconclusive mandate from the shareholders. As a result, the Company would be unable to determine the voting standard its shareholders intended to support and what steps would be required from the Company.

The Proposal directly conflicts with the Company Proposals, and including both in the 2014 Proxy Materials could lead to inconsistent and ambiguous voting results. Therefore, the Proposal may be excluded from the 2014 Proxy Materials in reliance on Rule 14a-8(i)(9).

2. *Application of prior Staff positions to the Proposal*

The Staff has previously allowed the exclusion of a shareholder proposal that was substantially identical to the Proposal under Rule 14a-8(i)(9) where, as here, the company indicated its intention to submit a management proposal that sought approval of amendments to a company's governing documents to reduce provisions containing super-majority thresholds to a "majority of the shares outstanding" threshold. *See, e.g., SAIC, Inc.* (February 15, 2013); *CVS Caremark Corporation* (February 8, 2013); *Alcoa Inc.* (January 6, 2012); *and Fluor Corporation* (January 25, 2011). Similarly, the Staff has also previously allowed the exclusion of a shareholder proposal that was substantially identical to the Proposal under Rule 14a-8(i)(9) where the company indicated its intention to reduce super-majority voting standards to a threshold that was more than a simple majority. *See The Goodyear Tire & Rubber Company* (February 8, 2013) (concurring in the exclusion of a shareholder proposal regarding reducing super-majority voting provisions in the company's governing documents to majority of the votes cast standard pursuant to Rule 14a-8(i)(9) as conflicting with a management proposal to reduce such provisions from 66-2/3% to 60% of the outstanding shares); *and SUPERVALU INC.* (April 20, 2012) (concurring in the exclusion of a shareholder proposal regarding reducing super-majority voting provisions in the company's governing documents to majority of the votes cast standard pursuant to Rule 14a-8(i)(9) as conflicting with a management proposal to reduce such provisions from 75% to 66-2/3% of the outstanding shares).

In *The NASDAQ OMX Group, Inc.* (February 22, 2013), the company received a shareholder proposal requesting that the board of directors "take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws." At the time, the company's charter included three supermajority voting provisions and its by-laws contained two supermajority voting provisions. The company submitted that the shareholder proposal directly conflicted with a management proposal to be presented at the same shareholder meeting seeking shareholder approval of amendments to the company's charter to replace the provisions calling for a greater than simple majority vote with a majority of shares outstanding standard. If these charter amendments were adopted by shareholders, the board of directors had adopted resolutions to approve conforming amendments to the by-laws of the company to eliminate the supermajority voting provisions and replace them with a voting standard based on a majority of outstanding shares. The company asserted that the shareholder proposal and the company proposal directly conflicted because they included different voting standards for the same provisions in the company's charter and by-laws. Specifically, the company proposal sought to replace the supermajority provisions in the charter with a majority of shares outstanding standard, whereas the shareholder proposal sought to replace those provisions with a majority of votes cast standard. The Staff concurred with this view, stating "there appears to be some basis for your view that NASDAQ may exclude the proposal under rule 14a-8(i)(9)." The Company seeks to exclude the current Proposal based on this same analysis -- that is, both the Proposal and the Company Proposals relate to revising the voting standard of super-majority voting provisions in the Company's Articles and By-laws; however, the Proposal seeks to change the standard to a "majority of the votes cast for and against standard" and the Company Proposals seek to change the standard for most of those provisions (as described above) to the Company's default voting standard of "a majority of the shares outstanding." As such, the inclusion of both proposals in the Company's 2014 Proxy Materials would present alternative and conflicting decisions for shareholders and would create the potential for inconsistent and ambiguous results.

Inclusion of the Proposal and the Company Proposals in the 2014 Proxy Materials would create the potential for inconsistent, ambiguous or inconclusive results because, if all of the proposals were approved by shareholders, the Company would be unable to determine the voting standard that shareholders intended to support. *See, e.g., FirstEnergy Corp.* (March 1, 2013) (concurring in the exclusion of a shareholder proposal seeking the elimination and replacement of all supermajority voting provisions in the company's charter and bylaws with a majority of the votes cast for and against standard pursuant to Rule 14a-8(i)(9) as directly conflicting with company proposals to be presented at the same meeting seeking to lower those supermajority voting standards to a majority of the voting power standard, provided that the board may, in its discretion, set the voting requirement at two-thirds of the voting power). As such, we believe that the Proposal may be omitted from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal (which seeks to implement a majority of the votes cast for and against standard) directly conflicts with the Company Proposals (which seek to implement a majority of the outstanding shares standard).

3. Conclusion

The Proposal directly conflicts with the Company Proposals because the proposals relate to the same subject matter -- the voting standard that should replace the super-majority voting standards in the Company's Articles and By-laws -- however, the Company Proposals seek to change these super-majority voting standards to a voting standard based on a majority of the shares outstanding and the Proposal seeks to implement a voting standard based on a majority of the votes cast for and against (or a simple majority in compliance with applicable law). Therefore, there is potential for conflicting outcomes if the shareholders consider and adopt both the Company Proposals and the Proposal. For these reasons, the Company believes that the Proposal may be properly omitted from its 2014 Proxy Materials in reliance on Rule 14a-8(i)(9).

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal from its 2014 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal from its 2014 Proxy Materials.

If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5149.

Sincerely,

Robert T. Plesnarski /stf

Robert T. Plesnarski
of O'Melveny & Myers LLP

Attachments

cc: John Chevedden (via email at *** FISMA & OMB Memorandum M-07-16 ***

Bob Fatovic
Executive Vice President, Chief Legal Officer and Corporate Secretary
Ryder System, Inc.

EXHIBIT A

From:	*** FISMA & OMB Memorandum M-07-16 ***
To:	Bob Fatovic
Cc:	Julie Azuaje
Subject:	Rule 14a-8 Proposal (R)``
Date:	Wednesday, October 16, 2013 8:25:35 PM
Attachments:	CCE00005.pdf

Mr. Fatovic,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

JOHN CHEVEDDEN
*** FISMA & OMB Memorandum M-07-16 ***

Mr. Robert E. Sanchez
Chairman of the Board
Ryder System, Inc. (R)
11690 NW 105th St
Miami FL 33178
Phone: 305 500-3726
Fax: 305-593-4731

Dear Mr. Sanchez,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email *** FISMA & OMB Memorandum M-07-16 *** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

October 16, 2013
Date

cc: Robert D. Fatovic <bfatovic@ryder.com>
Corporate Secretary
Julie Azuaje <Julie_Azuaje@ryder.com>
FX: 305-500-3198

[R: Rule 14a-8 Proposal, October 16, 2013]
Proposal 4* – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won impressive 60%-support at our 2013 annual meeting. This proposal topic also won 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner. Currently a 1%-minority can frustrate the will of our 74%-shareholder majority.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, gave our board a D and also gave a D for executive pay while shareholders had a potential 15% stock dilution. Our executives had the potential for excessive golden parachutes. Our CEO could get long-term incentive pay for below-median performance. Unvested equity pay does not lapse upon CEO employment termination. Our company did not have links to environmental or social performance in its incentive pay policies.

Five directors did not even own trivial stock including our lead director Follin Smith. Two CEOs were on the committee that determined our CEO pay. Overboarded director Hansel Tookes, on our audit and nomination committees, received our highest negative votes. Not one member of our audit committee had substantial industry knowledge and not one independent director had expertise in risk management.

Ryder was incorporated in Florida which allows directors to dispense with fiduciary duty to shareholders when evaluating tender offers. Our company had not identified specific environmental impact reduction targets and was not a UN Global Compact signatory.

Returning to the core topic of this proposal from the context of our clearly improvable corporate climate, please vote to protect shareholder value:

Simple Majority Vote – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT B

From:	Bob Fatovic
To:	*** FISMA & OMB Memorandum M-07-16 ***
Cc:	Julie Azuaje
Subject:	Shareholder Proposal dated Octoer 16, 2013
Date:	Friday, October 25, 2013 12:06:12 PM
Attachments:	102513 olmsted7p.pdf Exhibit A - Letter from Chevedden dated 10.16.13.pdf Exhibit B - Rule 14a-8.pdf

Mr. Chevedden –

Please see attached.

Sincerely,

Bob Fatovic
Executive Vice President, Chief Legal Officer and Corporate Secretary
Ryder System, Inc.
11690 NW 105th Street
Miami, Florida 33178
305-500-7797
305-500-4630 - Fax
bfatovic@Ryder.com

Ryder
Logistics & Transportation Solutions Worldwide

Robert D. Fatovic
Executive Vice President
Chief Legal Officer and
Corporate Secretary

October 25, 2013

VIA EMAIL to *** FISMA & OMB Memorandum M-07-16 ***

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal dated October 16, 2013

Dear Mr. Chevedden:

We received your letter dated October 16, 2013, in which you request that Ryder System, Inc. include a shareholder proposal in its 2014 proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934. A copy of your letter and proposal is attached.

Under Rule 14a-8(b), to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. A copy of Rule 14a-8 is attached for your reference.

You did not include the required proof of ownership when you submitted your proposal. Because your name does not appear in the Company's records as a registered shareholder, you must prove your eligibility to submit a proposal by submitting to the Company a written statement by the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year.

In accordance with Rule 14a-8(f), in order to be eligible to submit the proposal, the required proof of ownership must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this notification.

Sincerely,

c: Robert Sanchez
Flora Perez
Julie Azuaje

Attachments

11690 NW 105 Street
Miami, Florida 33178 1103
Tel 305 500 7797
bfatovic@ryder.com
www.ryder.com

From:	*** FISMA & OMB Memorandum M-07-16 ***
To:	Bob Fatovic
Cc:	Julie Azuale
Subject:	Rule 14a-8 Proposal (R)``
Date:	Wednesday, October 16, 2013 8:25:35 PM
Attachments:	CCE00005.pdf

Mr. Fatovic,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Robert E. Sanchez
Chairman of the Board
Ryder System, Inc. (R)
11690 NW 105th St
Miami FL 33178
Phone: 305 500-3726
Fax: 305-593-4731

Dear Mr. Sanchez,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to FISMA & OMB Memorandum M-07-16Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

October 16, 2013
Date

cc: Robert D. Fatovic <bfatovic@ryder.com>
Corporate Secretary
Julie Azuaje <Julie_Azuaje@ryder.com>
FX: 305-500-3198

[R: Rule 14a-8 Proposal, October 16, 2013]
Proposal 4* – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won impressive 60%-support at our 2013 annual meeting. This proposal topic also won 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner. Currently a 1%-minority can frustrate the will of our 74%-shareholder majority.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, gave our board a D and also gave a D for executive pay while shareholders had a potential 15% stock dilution. Our executives had the potential for excessive golden parachutes. Our CEO could get long-term incentive pay for below-median performance. Unvested equity pay does not lapse upon CEO employment termination. Our company did not have links to environmental or social performance in its incentive pay policies.

Five directors did not even own trivial stock including our lead director Follin Smith. Two CEOs were on the committee that determined our CEO pay. Overboarded director Hansel Tookes, on our audit and nomination committees, received our highest negative votes. Not one member of our audit committee had substantial industry knowledge and not one independent director had expertise in risk management.

Ryder was incorporated in Florida which allows directors to dispense with fiduciary duty to shareholders when evaluating tender offers. Our company had not identified specific environmental impact reduction targets and was not a UN Global Compact signatory.

Returning to the core topic of this proposal from the context of our clearly improvable corporate climate, please vote to protect shareholder value:

Simple Majority Vote – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the

Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

EXHIBIT C

Subject: FW: Rule 14a-8 Proposal (R) nfn
Attachments: CCE00001.pdf; ATT00001.htm

Begin forwarded message:

From: *** FISMA & OMB Memorandum M-07-16 ***
Date: November 12, 2013 at 10:37:43 AM EST
To: "Robert D. Fatovic"
Cc: Julie Azuaje
Subject: Rule 14a-8 Proposal (R) nfn

Mr. Fatovic,
Attached is the rule 14a-8 proposal stock ownership letter. Please acknowledge receipt.
Sincerely,
John Chevedden

Personal Investing
P.O. Box 770001
Cincinnati, OH 45277-0045

Fidelity INVESTMENTS

Post-it® Fax Note 7671	Date 11-12-13	# of pages ▶
To Robert Fatovic	From	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 305-500-3158	Fax #	

November 12, 2013

John R. Chevedden
Via facsimile to: *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no fewer than 50 shares of Occidental Petroleum Corporation (CUSIP: 674599105, trading symbol: OXY), no fewer than 200 shares of Ford Motor Company (CUSIP: 345370860, trading symbol: F) and no fewer than 100 shares of Ryder System, Inc. (CUSIP: 783549108, trading symbol: R) since September 1, 2012.

I can also confirm that Mr. Chevedden has continuously held no fewer than 60 shares of BorgWarner Inc. (CUSIP: 099724106, trading symbol: BWA) since October 18, 2012.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W958720-11NOV13